===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                 ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

                         COMMISSION FILE NUMBER 1-3196


                            ------------------------

                                  THRIFT PLANS
                                       OF
                        CONSOLIDATED NATURAL GAS COMPANY
                                      AND
                         ITS PARTICIPATING SUBSIDIARIES
                            (FULL TITLE OF THE PLAN)

                            ------------------------


                        CONSOLIDATED NATURAL GAS COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                         CNG TOWER, 625 LIBERTY AVENUE
                      PITTSBURGH, PENNSYLVANIA 15222-3199
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

===============================================================================

                THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                       AND ITS PARTICIPATING SUBSIDIARIES

                            FORM 11-K ANNUAL REPORT

               FOR THE FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

                                     INDEX

                                                                                                            PAGE
                                                                                                            ----
Report of Independent Accountants.........................................................................1
Financial Statements
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1998 .....................................................................2
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1997 .....................................................................5
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1998 .....................................................................8
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1997 .....................................................................11
Notes to Consolidated Financial Statements ...............................................................14
Additional Information
    Schedule of Assets Held for Investment Purposes ......................................................Schedule I
    Schedule of Reportable Transactions ..................................................................Schedule II
    Schedule of Non-Exempt Transactions ..................................................................Schedule III

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and the
Participants of the Thrift Plans of
Consolidated Natural Gas Company and
Its Participating Subsidiaries

In our opinion, the consolidated financial statements as listed in the accompanying index present fairly, in all material respects, the consolidated net assets available for benefits of the Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans") at June 30, 1998 and 1997 and the consolidated changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the consolidated statements of net assets available for benefits and the consolidated statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund or thrift trust. Schedules I, II and III and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 PricewaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania 15219
January 11, 1999

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                                AT JUNE 30, 1998

                                                          GENERAL AND SHORT-TERM
                                                             THRIFT TRUSTS
                                              -----------------------------------------
                                               Consolidated     Cash
                                               Natural Gas    (General
                                                 Company     Investments
                                                 Common       and Money        Funds
                                               Stock Fund    Market Funds)    Combined
                                              ------------   ------------   -----------
Assets:

   Cash ...................................... $      --     $    44,595    $    44,595

   Consolidated Natural Gas Company
     common stock, at market ..................   189,519            --         189,519

   Temporary investments, at cost (which
   approximates market value) ................        --       9,678,832      9,678,832

   Loans to participants .....................        --          12,665         12,665

   Interest receivable  ......................        --          68,326         68,326

   Contributions and loan deductions due
   from employers  ...........................        --         875,564        875,564
                                               ----------    -----------    -----------

                TOTAL ASSETS  ................    189,519     10,679,982     10,869,501

Liabilities:

   Accounts payable ..........................        --          20,691         20,691
                                               ----------    -----------    -----------

   Net assets available for benefits  ........ $  189,519    $10,659,291    $10,848,810
                                               ==========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1998

                                               Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incorporated       and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
Assets:
  Cash ................ $         --     $       --     $       57     $    58,345   $         33     $      --     $      --
  Consolidated Natural
   Gas Company common
   stock, at market ...   495,847,701            --             --             --              --            --            --
  Dominion Resources,
   Incorporated common
   stock, at market....           --       2,143,253            --             --              --            --            --
  Common stock, at
   market value .......           --             --       57,588,263           --              --            --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value)..............     4,445,235            --       2,156,888      2,560,000       1,745,280        71,425        46,400
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value).........         --             --             --             --      286,745,749           --            --
  Registered
   Investment Company
   Holdings, at market....        --             --       2,927,983            --              --     39,069,739    20,885,211
  Common/Collective
   Trusts, at market.....         --             --             --             --              --            --            --
  Loans to
   Participants .......           --             --             --             --              --            --            --
  Dividends and
   interest
   receivable ........         11,172            --         446,789         27,464           5,806           --         35,777
  Receivable from
   sale of common
   stock .............            --             --          18,673            --              --            --            --
  Contributions and
   loan deductions due
   from employers ....            --             --            448          64,530          75,886           --            --
  Interfund accounts -
   receivable/
   (payable) .........       (559,359)      (153,494)        (3,611)     1,850,143      (1,025,642)          --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  TOTAL ASSETS .......    499,744,749      1,989,759     63,135,490      4,560,482     287,547,112    39,141,164    20,967,388

Liabilities:
  Accounts payable..              237            --       1,377,373      2,418,214             --        413,416        22,406
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  Net assets available
   for benefits.......   $499,744,512     $1,989,759    $61,758,117    $ 2,142,268    $287,547,112   $38,727,748   $20,944,982
                         ============     ==========    ===========    ===========    ============   ===========   ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1998

                                                 Alternate and Long-Term Thrift Trusts
--------------------------------------------------------------------------------------------------------------------
                                                     Conservative   Moderate     Growth                                    Total
                       International   Intermediate    Balanced     Balanced    Balanced   Participants'     Funds        for all
                        Equity Fund     Bond Fund        Fund         Fund        Fund       Loan Fund      Combined       Plans
                        -----------    -----------   ------------ -----------   --------   ------------     ---------   ------------
Assets:
  Cash ................ $        --    $      --   $       --     $     --     $      --     $     --    $     58,435   $    103,030
  Consolidated Natural
   Gas Company common
   stock, at market....          --           --           --           --            --           --     495,847,701    496,037,220
  Dominion Resources,
   Incorporated common
   stock, at market....          --           --           --           --            --           --       2,143,253      2,143,253
  Common stock, at
   market value........          --           --           --           --            --           --      57,588,263     57,588,263
  Temporary
   investments, at
   cost (which
   approximates market
   value).............       29,162        8,675       69,240      103,760        32,829           --      11,268,894     20,947,726
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value)  ....           --           --           --           --            --           --     286,745,749    286,745,749
  Registered
   Investment Company
   Holdings, at market...11,304,651    5,977,538           --           --            --           --      80,165,122     80,165,122
  Common/Collective
   Trusts, at market.....        --           --    3,456,813   13,068,653    12,943,426           --      29,468,892     29,468,892
  Loans to
   Participants.......           --           --           --           --            --    9,732,552       9,732,552      9,745,217
  Dividends and
   interest
   receivable ........           --       27,895           --           --            --           --         554,903        623,229
  Receivable from
   sale of common
   stock .............           --           --           --           --            --           --          18,673         18,673
  Contributions and
   loan deductions due
   from employers ....           --           --           --           --            --      108,037         248,901      1,124,465
  Interfund accounts -
   receivable/
   (payable) .........           --           --           --           --            --     (108,037)             --             --
                        -----------   ----------   ----------  -----------   -----------   ----------    ------------   ------------
  TOTAL ASSETS .......   11,333,813    6,014,108    3,526,053   13,172,413    12,976,255    9,732,552     973,841,338    984,710,839
Liabilities:
  Accounts payable..         23,790           34       55,000        4,802        69,078           --       4,384,350      4,405,041
                        -----------   ----------   ----------  -----------   -----------   ----------    ------------   ------------
  Net assets available
   for benefits.......  $11,310,023   $6,014,074   $3,471,053  $13,167,611   $12,907,177   $9,732,552    $969,456,988   $980,305,798
                        ===========   ==========   ==========  ===========   ===========   ==========    ============   ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                                AT JUNE 30, 1997

                                                          GENERAL AND SHORT-TERM
                                                             THRIFT TRUSTS
                                              -----------------------------------------
                                               Consolidated     Cash
                                               Natural Gas    (General
                                                 Company     Investments
                                                 Common       and Money        Funds
                                               Stock Fund    Market Funds)    Combined
                                              ------------   ------------   -----------
Assets:

   Cash ...................................... $      --     $    53,106    $    53,106

   Consolidated Natural Gas Company
     common stock, at market .................. 1,269,060            --       1,269,060

   Temporary investments, at cost (which
   approximates market value) ................        --      13,503,803     13,503,803

   Loans to participants .....................        --          12,665         12,665

   Interest receivable  ......................        --          66,574         66,574

   Contributions and loan deductions due
   from employers  ...........................        --       1,049,111      1,049,111
                                               ----------    -----------    -----------

                TOTAL ASSETS  ................  1,269,060     14,685,259     15,954,319

Liabilities:

   Accounts payable ..........................        --           3,874          3,874
                                               ----------    -----------    -----------

   Net assets available for benefits  ........ $1,269,060    $14,681,385    $15,950,445
                                               ==========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1997

                                               Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incorporated       and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
Assets:
  Cash ................ $         --     $       --     $       --     $ 1,015,908   $         --     $      --     $      --
  Consolidated Natural
   Gas Company common
   stock, at market ...   504,116,988            --             --             --              --            --            --
  Dominion Resources,
   Incorporated common
   stock, at market....           --       3,033,801            --             --              --            --            --
  Common stock, at
   market value .......           --             --      36,711,029            --              --            --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value)..............     4,142,166            --       1,420,716      3,435,000       7,608,107        12,000           --
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value).........         --             --             --             --      277,884,686           --            --
  Registered
   Investment Company
   Holdings, at market....        --             --       3,219,101            --              --     16,885,948    11,532,732
  Common/Collective
   Trusts, at market.....         --             --             --             --              --            --            --
  Loans to
   Participants .......           --             --             --             --              --            --            --
  Dividends and
   interest
   receivable ........         14,845            --          52,424         45,709          37,646         6,026           369
  Receivable from
   sale of common
   stock .............            --             --          61,750            --              --            --            --
  Contributions and
   loan deductions due
   from employers ....            --             --             --          42,285             --            --            --
  Interfund accounts -
   receivable/
   (payable) .........      1,247,310       (332,450)        33,339      1,936,976      (2,570,331)          --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  TOTAL ASSETS .......    509,521,309      2,701,351     41,498,359      6,475,878     282,960,108    16,903,974    11,533,101

Liabilities:
  Accounts payable..        1,427,352            --         144,754      2,097,259             --            --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  Net assets available
   for benefits.......   $508,093,957     $2,701,351    $41,353,605    $ 4,378,619    $282,960,108   $16,903,974   $11,533,101
                         ============     ==========    ===========    ===========    ============   ===========   ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

          CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                               AT JUNE 30, 1997

                                                 Alternate and Long-Term Thrift Trusts
--------------------------------------------------------------------------------------------------------------------
                                                     Conservative   Moderate     Growth                                    Total
                       International   Intermediate    Balanced     Balanced    Balanced   Participants'     Funds        for all
                        Equity Fund     Bond Fund        Fund         Fund        Fund       Loan Fund      Combined       Plans
                        -----------    -----------   ------------  ----------   --------   ------------     ---------   ------------
Assets:
  Cash ................  $       --    $      --   $       --      $    --     $      --     $     --    $  1,015,908   $  1,069,014
  Consolidated Natural
   Gas Company common
   stock, at market....          --           --           --           --            --           --     504,116,988    505,386,048
  Dominion Resources,
   Incorporated common
   stock, at market....          --           --           --           --            --           --       3,033,801      3,033,801
  Common stock, at
   market value........          --           --           --           --            --           --      36,711,029     36,711,029
  Temporary
   investments, at
   cost (which
   approximates market
   value).............           --           --       11,750        5,600            --           --      16,635,339     30,139,142
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value)  ....           --           --           --           --            --           --     277,884,686    277,884,686
  Registered
   Investment Company
   Holdings, at market... 8,715,157    3,105,348           --           --            --           --      43,458,286     43,458,286
  Common/Collective
   Trusts, at market.....        --           --    2,072,703    8,515,599     7,778,819           --      18,367,121     18,367,121
  Loans to
   Participants.......           --           --           --           --            --    9,467,059       9,467,059      9,479,724
  Dividends and
   interest
   receivable ........       13,591        1,427           --           --            --           --         172,037        238,611
  Receivable from
   sale of common
   stock .............           --           --           --           --            --           --          61,750         61,750
  Contributions and
   loan deductions due
   from employers ....           --           --           --           --            --      314,844         357,129      1,406,240
  Interfund accounts -
   receivable/
   (payable) .........           --           --           --           --            --     (314,844)             --             --
                         ----------   ----------   ----------   ----------    ----------   ----------    ------------   ------------
  TOTAL ASSETS .......    8,728,748    3,106,775    2,084,453    8,521,199     7,778,819    9,467,059     911,281,133    927,235,452
Liabilities:
  Accounts payable..             --           --       75,424       69,438        73,124           --       3,887,351      3,891,225
                         ----------   ----------   ----------   ----------    ----------   ----------    ------------   ------------
  Net assets available
   for benefits.......   $8,728,748   $3,106,775   $2,009,029   $8,451,761    $7,705,695   $9,467,059    $907,393,782   $923,344,227
                         ==========   ==========   ==========   ==========    ==========   ==========    ============   ============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998

                                                         GENERAL AND SHORT-TERM
                                                              THRIFT TRUSTS
                                                 ---------------------------------------
                                                  Consolidated      Cash
                                                  Natural Gas     (General
                                                    Company      Investments
                                                    Common        and Money        Funds
                                                   Stock Fund    Market Funds)   Combined
                                                  -----------    ------------   -----------
ADDITIONS
Additions to net assets attributed to:
   Contributions:
      From participating employees  ...........   $        --    $14,189,964    $14,189,964
   Transfer to Long-Term Thrift Trust .........      (288,716)          (266)      (288,982)
   Dividend income  ...........................            --         12,919         12,919
   Interest income  ...........................            --        565,203        565,203
   Net appreciation (depreciation) in fair
     value of investments......................      (772,418)            --       (772,418)
                                                  -----------    -----------    -----------

                   TOTAL ADDITIONS  ...........    (1,061,134)    14,767,820     13,706,686
                                                  -----------    -----------    -----------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants  .............        18,407     18,789,914     18,808,321
                                                  -----------    -----------    -----------

                   TOTAL DEDUCTIONS  ..........        18,407     18,789,914     18,808,321
                                                  -----------    -----------    -----------

   Net increase/(decrease)  ...................    (1,079,541)    (4,022,094)    (5,101,635)
Net assets available for benefits:
   Beginning of year  .........................     1,269,060     14,681,385     15,950,445
                                                  -----------    -----------    -----------

   End of year  ...............................   $   189,519    $10,659,291    $10,848,810
                                                  ===========    ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998

                                                       Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company          Resources      Equity          Cash        Stable Value
                        Common Stock     Incorporated      and          (General       and Fixed
                          and CNG          Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)          Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------

ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees ..........  $         --    $        --    $        --    $        --    $         --    $        --   $        --
  From participating
   employers ..........            --             --             --             --              --             --            --
  Other ...............            --             --             --             --              --             --            --
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
                            8,297,684             --      3,258,706        213,537       6,246,799      3,335,313     2,760,641

Transfer from General
 and Short-Term
 Thrift Trusts........        288,716             --             --            266              --             --            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    14,218,160             --         78,280        144,193       2,690,006             --            --
  Other ...............       147,815             --        819,383         17,989              --             --        35,274
Interest income .......       167,136             --        126,906        196,465      18,498,688             --            --
Net appreciation
 (depreciation) in
 fair value of
 investments ..........    40,598,206        183,411     13,346,613             --              --      7,033,390     2,754,105
Interfund
 conversions - net ....   (59,291,451)      (813,532)     5,837,262      6,988,174      21,431,362     13,117,829     4,794,356
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL ADDITIONS ...     4,426,266       (630,121)    23,467,150      7,560,624      48,866,855     23,486,532    10,344,376
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

DEDUCTIONS
Deductions from net
 assets attributed to:
Benefits paid to
 participants .........    12,775,711         81,471      3,062,638      9,796,975      44,279,851      1,662,758       932,495
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL DEDUCTIONS ..    12,775,711         81,471      3,062,638      9,796,975      44,279,851      1,662,758       932,495
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

Net increase/(decrease)    (8,349,445)      (711,592)    20,404,512     (2,236,351)      4,587,004     21,823,774     9,411,881

Net assets available
 for benefits:
   Beginning of year .... 508,093,957      2,701,351     41,353,605      4,378,619     282,960,108     16,903,974    11,533,101
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
   End of year ......... $499,744,512    $ 1,989,759    $61,758,117    $ 2,142,268    $287,547,112    $38,727,748   $20,944,982
                         ============    ===========    ===========    ===========    ============    ===========   ===========

              The accompanying notes are an integral part of
                 these consolidated financial statements.

             THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998

                                                 Alternate and Long-Term Thrift Trusts
-----------------------------------------------------------------------------------------------------------------------
                                                      Conservative    Moderate      Growth      Participants'              Total
                        International  Intermediate     Balanced      Balanced     Balanced         Loan        Funds      for all
                         Equity Fund     Bond Fund        Fund          Fund         Fund           Fund     Combined       Plans
                        -------------  ------------   ------------   -----------  ------------  ------------- ---------  -----------
ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees .........   $         --  $        --  $        --   $        --   $        --   $       --  $ 13,642,974  $ 27,832,938
  From participating
   employers .........             --           --           --            --            --           --    16,402,374    16,402,374
  Other ..............             --           --           --            --            --           --       703,747       703,747
                         ------------  -----------  -----------   -----------   -----------   ----------  ------------  ------------
                            1,930,741      629,884      379,025     1,621,418     2,075,347           --    30,749,095    44,939,059

Transfer from General
 and Short-Term
 Thrift Trusts.........             --           --           --            --             --          --      288,982            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......            --           --           --            --            --           --    17,130,639    17,143,558
  Other ...............            --            4           --            --            --           --     1,020,465     1,020,465
Interest income .......            --           --           --            --            --      730,585    19,719,780    20,284,983
Net appreciation
 (depreciation) in
 fair value of
 investments ..........       451,384      447,364      321,025     1,500,323     1,420,042           --    68,055,863    67,283,445
Interfund
 conversions - net ....       813,791    2,062,569      866,309     1,929,569     2,315,533      (51,771)           --            --
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------
    TOTAL ADDITIONS ...     3,195,916    3,139,821    1,566,359     5,051,310     5,810,922      678,814   136,964,824   150,671,510
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------

DEDUCTIONS
Deductions from net
 assets attributed to:
Benefits paid to
 participants .........       614,641      232,522      104,335       335,460       609,440      413,321    74,901,618    93,709,939
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------
    TOTAL DEDUCTIONS ..       614,641      232,522      104,335       335,460       609,440      413,321    74,901,618    93,709,939
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------

Net increase/(decrease)     2,581,275    2,907,299    1,462,024     4,715,850     5,201,482      265,493    62,063,206    56,961,571

Net assets available
 for benefits:
   Beginning of year ..     8,728,748    3,106,775    2,009,029     8,451,761     7,705,695    9,467,059   907,393,782   923,344,227
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------  ------------
   End of year ........  $ 11,310,023  $ 6,014,074  $ 3,471,053   $13,167,611   $12,907,177  $ 9,732,552  $969,456,988  $980,305,798
                         ============  ===========  ===========   ===========   ===========  ===========  ============  ============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                         GENERAL AND SHORT-TERM
                                                              THRIFT TRUSTS
                                                  --------------------------------------
                                                Consolidated      Cash
                                                 Natural Gas    (General
                                                   Company     Investments
                                                   Common       and Money       Funds
                                                  Stock Fund   Market Funds)   Combined
                                                  ----------   -----------   ------------
ADDITIONS
Additions to net assets attributed to:
   Contributions:
      From participating employees  ............. $      --    $14,910,757    $14,910,757
   Dividend income  .............................        --         24,295         24,295
   Interest income  .............................        --        561,867        561,867
   Net appreciation (depreciation) in fair
     value of investments  ......................   (224,799)          --        (224,799)
                                                  ----------   -----------    -----------

                   TOTAL ADDITIONS  .............   (224,799)   15,496,919     15,272,120
                                                  ----------   -----------    -----------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants  ...............    126,570    15,502,889     15,629,459
                                                  ----------   -----------    -----------

                   TOTAL DEDUCTIONS  ............    126,570    15,502,889     15,629,459
                                                  ----------   -----------    -----------

   Net increase/(decrease)  .....................   (351,369)       (5,970)      (357,339)

Net assets available for benefits:
   Beginning of year  ...........................  1,620,429    14,687,355     16,307,784
                                                  ----------   -----------    -----------

   End of year  ................................. $1,269,060   $14,681,385    $15,950,445
                                                  ==========   ===========    ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                       Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company          Resources      Equity          Cash        Stable Value
                        Common Stock     Incorporated      and          (General       and Fixed
                          and CNG          Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)          Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------

ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees ..........  $         --    $        --    $        --    $        --    $         --    $        --   $        --
  From participating
   employers ..........            --             --             --             --              --             --            --
  Other ...............            --             --             --             --              --             --            --
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
                            9,848,390             --      2,771,496        231,472       6,662,775      2,077,743     2,347,623

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    14,786,430             --         60,382        165,949       3,630,176             --            --
  Other ...............       212,976             --        708,550         12,007              --             --            --
Interest income .......        72,081             --         65,027        295,022      17,456,002             --            --
Net appreciation
 (depreciation) in
 fair value of
 investments ..........    10,001,349       (385,060)     7,511,728             --              --      3,599,978     2,186,816
Interfund
 conversions - net ....   (58,831,768)      (344,630)       387,910      6,672,818      40,012,270      5,572,913     2,476,967
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL ADDITIONS ...   (23,910,542)      (729,690)    11,505,093      7,377,268      67,761,223     11,250,634     7,011,406
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........    12,238,841        152,456      1,484,249      9,384,052      44,861,151        557,374       208,612
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL DEDUCTIONS ..    12,238,841        152,456      1,484,249      9,384,052      44,861,151        557,374       208,612
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

Net increase/(decrease)   (36,149,383)      (882,146)    10,020,844     (2,006,784)     22,900,072     10,693,260     6,802,794

Net assets available
 for benefits:
   Beginning of year .... 544,243,340      3,583,497     31,332,761      6,385,403     260,060,036      6,210,714     4,730,307
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
   End of year ......... $508,093,957    $ 2,701,351    $41,353,605    $ 4,378,619    $282,960,108    $16,903,974   $11,533,101
                         ============    ===========    ===========    ===========    ============    ===========   ===========

              The accompanying notes are an integral part of
                 these consolidated financial statements.

             THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1997

                                                 Alternate and Long-Term Thrift Trusts
-----------------------------------------------------------------------------------------------------------------------
                                                      Conservative    Moderate      Growth      Participants'              Total
                        International  Intermediate     Balanced      Balanced     Balanced         Loan        Funds      for all
                         Equity Fund     Bond Fund        Fund          Fund         Fund           Fund     Combined       Plans
                        -------------  ------------   ------------   -----------  ------------  ------------- ---------  -----------
ADDITIONS
Additions to net assets
attributed to:
Contributions:
  From participating
   employees .........   $         --  $        --  $        --   $        --   $        --   $       --  $ 12,313,082  $ 27,223,839
  From participating
   employers .........             --           --           --            --            --           --    16,107,387    16,107,387
  Other ..............             --           --           --            --            --           --     1,234,986     1,234,986
                         ------------  -----------  -----------   -----------   -----------   ----------  ------------  ------------
                            1,816,895      596,501      324,953     1,458,376     1,519,231           --    29,655,455    44,566,212

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......            --           --           --            --            --           --    18,642,937    18,667,232
  Other ...............            --           --           --            --            --           --       933,533       933,533
Interest income .......            --           --           --            --            --      848,712    18,736,844    19,298,711
Net appreciation
 (depreciation) in
 fair value of
 investments ..........     1,255,191      255,776      241,579     1,316,454     1,391,670           --    27,375,481    27,150,682
Interfund
 conversions - net ....     1,670,850      357,507      306,926     1,051,637     1,252,228     (585,628)           --            --
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------
    TOTAL ADDITIONS ...     4,742,936    1,209,784      873,458     3,826,467     4,163,129      263,084    95,344,250   110,616,370
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........       153,514      249,848      103,979       295,944       178,539      462,525    70,331,084    85,960,543
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------
    TOTAL DEDUCTIONS ..       153,514      249,848      103,979       295,944       178,539      462,525    70,331,084    85,960,543
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------

Net increase/(decrease)     4,589,422      959,936      769,479     3,530,523     3,984,590     (199,441)   25,013,166    24,655,827

Net assets available
 for benefits:
   Beginning of year ..     4,139,326    2,146,839    1,239,550     4,921,238     3,721,105    9,666,500   882,380,616   898,688,400
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------  ------------
   End of year ........  $  8,728,748  $ 3,106,775  $ 2,009,029   $ 8,451,761   $ 7,705,695  $ 9,467,059  $907,393,782  $923,344,227
                         ============  ===========  ===========   ===========   ===========  ===========  ============  ============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Years Ended June 30, 1998 and 1997

NOTE 1 - BACKGROUND AND DESCRIPTION OF PLANS:

The following description of the Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries("Plans") provides only general information. Participants should refer to the Plans' Prospectuses and Summary Plan Descriptions for more complete descriptions of the Plans' provisions.


     All employee and employer contributions are made pursuant to the terms of the Plans and are held in funds administered by Trustees under four declarations of trust,i.e., the Alternate Thrift Trust, the General Thrift Trust, the Long-Term Thrift Trust and the Short-Term Thrift Trust, implementing the following Plans:

          1. System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union ("System Thrift Plan")

          2. Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO ("East Ohio Union Thrift Plan")

          3. Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by Allegheny Mountain Gas Workers' Union, Local No. 999, SEIU, AFL-CIO

          4. Thrift Plan of The Peoples Natural Gas Company for Employees Represented by Gas Employees' Union, Local 666, SEIU, AFL-CIO ("Peoples Thrift Plan")

          5. Thrift Plan of The River Gas Division of The East Ohio Gas Company for Employees Represented by Allegheny Mountain Gas Workers' Union, Local 999, SEIU, AFL-CIO

          6. Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

          7. Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company for Employees Represented by Local Union No. 308-C, The Utility Workers Union of America, AFL-CIO

          8. Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company for Employees Represented by Local Union No. 308, The Utility Workers Union of America, AFL-CIO

          9. Virginia Natural Gas, Inc. Employee Savings Plan ("VNG Employee Savings Plan")

         10. Virginia Natural Gas, Inc. Hourly Savings Plan ("VNG Hourly Savings Plan")

The Plans are defined contribution plans. The participants in the Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries (the "Company"). Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Under the Plans, participants may elect to contribute not less than 2% nor more than 16% (15% for participants with thirty or more years of service and participants in the Peoples Thrift Plan) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 6% (10% for participants in the System Thrift Plan, The East Ohio Union Thrift Plan, the VNG Employee Savings Plan and the VNG Hourly Savings Plan), in multiples of 1%, of his earnings each pay period subject to applicable Internal Revenue Code ("IRC") limitations.

     Participants immediately vest in their contributions and earnings thereon. Participants vest in the employer's matching contribution and related earnings based on years of continuous service and are fully vested after five years of credited service. The employer's matching contribution, except for the VNG Employee Savings Plan and the VNG Hourly Savings Plan ("VNG Plans"), is based upon the participant's contribution rate and length of service. Under the VNG Plans, the employer's matching contribution is based solely on the participant's contribution rate.

     In all plans except the VNG Plans, retired participants may elect to receive an amount equal to their vested Alternate/Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Alternate/Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination, participants can only receive their General/Short-Term Thrift Trust account balance as a lump sum distribution. In the VNG Plans, participants can only elect to receive a lump sum distribution equal to their vested account balance.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                    Years Ended June 30, 1998 and 1997



     Alternate Thrift Trust
     ----------------------

     All monies, except for monies attributable to the VNG Plans, are invested in any one or more of the following four options in multiples of 25%: (1) Company common stock,(2) units of participation in a Diversified Fund composed of securities other than securities of the Company and entities primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

     Under the VNG Hourly Savings Plan all monies are invested in any one or more of the following five options in 1% increments: (1) Company common stock,
(2) the Conservative Balanced Fund, (3) the Moderate Balanced Fund, (4) the Growth Balanced Fund and (5) the General Investments Fund. Participants may transfer funds among the investment options.

     Under the VNG Employee Savings Plan, all company matching contributions are invested in Company common stock. Employee contributions, both after-tax and elected pre-tax, are invested in either one or both of the following options in multiples of 50%: (1) Company common stock and (2) the General Investments Fund.

     Under the VNG Plans, for periods prior to February 1, 1990, participants could elect to purchase shares of Dominion Resources, Incorporated ("DRI") common stock.

     The Company common stock investment option permits the participant to purchase shares of Company common stock continuously or from cash accumulated in his account. Dividends on Company common stock are credited to the participant's account and invested in accordance with the terms of the Plans. Dividends on DRI common stock are credited to the participant's account and invested in additional shares of Company common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Company common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

     Under the Diversified Fund investment option, the participant may purchase units of participation in the Diversified Fund continuously or from cash accumulated in his account at the then market value. Also, the participant may sell any units in his account at the month-end market value of net assets of the Diversified Fund.

     Cash may be deposited in the Fixed Investment Fund which invests in group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to participants' accounts represent a composite of the income earned under the contracts with the insurance companies. The average yield and crediting interest rates for the fiscal years ended June 30, 1998 and 1997 were 6.5% and 6.4%,respectively.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are common/collective trusts and each is designed to accomplish a specific investment objective. To accomplish this, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

     Cash deposited which is not invested in any of the other available investment options is invested in the General Investments Fund. This fund invests in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                   Years Ended June 30, 1998 and 1997

     In addition, a participant, except for those participating in the VNG Employee Savings Plan, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. A participant may borrow an amount not exceeding the lesser of three months base pay or 50% of the then current value of his vested account balance. If such amount exceeds $10,000, the amount of the loan can not exceed $50,000 reduced by the participant's highest outstanding loan balance over the previous twelve months. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction. The effective annual interest rate on loans is 8-1/2%.

     General Thrift Trust
     --------------------

     All monies received are invested in the General Investments Fund which invests in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month. All or a portion of the participants' balance in the General Investments Fund, except earnings on contributions made after January 1, 1987, may be used to purchase Company common stock at the direction of the participants. Dividends earned on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the General Thrift Trust. Shares purchased prior to January 1,1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant. Shares purchased subsequent to January 1, 1982 are registered in the name of the Trustees and credited to the participant's account.


     The withdrawal provision of the General Thrift Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Company common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Company common stock held for him by the Trustees.

     The VNG Plans do not participate in the General Thrift Trust.

     Long-Term Thrift Trust
     ----------------------

     All monies received are invested in units of participation in any one or more of the following ten options in 1% increments: (1) the CNG Stock Fund, (2) the Diversified Equity Fund, (3) the S&P 500 Index Fund, (4) the Small Stock Fund,(5) the International Equity Fund, (6) the Fixed Investment Stable Value Fund,(7) the Intermediate Bond Fund, (8) the Conservative Balanced Fund, (9) the Moderate Balanced Fund and (10) the Growth Balanced Fund.

     In addition, a participant may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. A participant may borrow an amount not exceeding the lesser of three months base pay or 50% of the then current value of his vested account balance. If such amount exceeds $10,000, the amount of the loan can not exceed $50,000 reduced by the participant's highest outstanding loan balance over the previous twelve months. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction. The effective annual interest rate on loans is 8-1/2%.

     Each of the investment options is valued daily. Participants may transfer funds as often as daily among the investment options. Certain restrictions apply to the amount of funds which can be transferred from the CNG Stock Fund to other investment options.

     The CNG Stock Fund invests primarily in shares of Company common stock. Participants may purchase units of participation in the CNG Stock Fund continuously or from funds transferred from other investment options. Dividends on Company common stock held in the CNG Stock Fund are invested in additional units of the CNG Stock Fund and credited to participants' accounts.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                  Years Ended June 30, 1998 and 1997

     The Diversified Equity Fund is a commingled fund that invests primarily in the common stocks of large U.S. companies.

     The S&P 500 Index Fund is a fund of a registered investment company that invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

     The Small Stock Fund is a fund of a registered investment company that invests in stocks of small to mid-sized U.S. companies.

     The Fixed Investment Stable Value Fund invests in group annuity contracts with one or more insurance companies and other short-term fixed income securities. Investments under the contracts mature at various intervals. The interest rates credited daily to participants' accounts represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities. The average yield and crediting interest rates for the fiscal years ended June 30, 1998 and 1997 was 6.5% and 6.4%, respectively.

     The International Equity Fund is a fund of a registered investment company that invests in stocks of large non-U.S. companies.

     The Intermediate Bond Fund is a fund of a registered investment company that invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money-market investments.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are common/collective trusts and each is designed to accomplish a specific investment objective. To accomplish this, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

     Short-Term Thrift Trust
     -----------------------

     All monies received are invested in units of participation in the Money Market Fund. The Money Market Fund is a common/collective trust that invests primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

     The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon in cash from his account.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                   Years Ended June 30, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Significant accounting policies are described below.

Basis of Accounting

     The consolidated financial statements of the Plans are prepared on the accrual basis of accounting.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes thereon and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


Investments

     Investments in securities are stated as follows:

          1. Company common stock is stated at quoted market value. Company common stock has been purchased for participants on the open market, directly from the Company and, in certain circumstances, as shares or fractional shares from terminating employees' Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares are allocated among the accounts of participants directing the Trustees to purchase Company common stock.

          2. DRI common stock, which is held for the account of individual participants in the VNG Employee Savings Plan and VNG Hourly Savings Plan, successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                     Years Ended June 30, 1998 and 1997

          3. Securities, registered investment company holdings, and other investments are stated at quoted market value. Common/collective trusts are stated at fair value based on the net asset values of the underlying securities. Temporary investments are stated at cost which approximates market value.

          4. The Fixed Investment and Fixed Investment Stable Value Funds are stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals. The fair market value of the contracts approximates the contract value.

     Dividends received on all shares of Company common stock held in the Alternate Thrift Trust, except for the VNG Plans, are invested in accordance with the participant's current investment election under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Company common stock, all dividends on Company common stock are invested in such stock. Under the VNG Plans, all dividends on Company common stock are reinvested in such stock. Dividends received on all shares of DRI common stock are invested in additional shares of Company common stock. Dividends received on all shares of Company common stock held in the Long-Term Thrift Trust are reinvested in additional units in the CNG Stock Fund.

     Diversified Fund Units of the Alternate Thrift Trust are prorated to participants on the basis of unit cost calculated at the end of each month. Diversified Equity Fund Units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

     Realized gains and losses on the sale of investments are determined using the average cost method.

     Participants in the System Thrift Plan and the East Ohio Union Thrift Plan bear the investment management, marketing, transfer agent and administrative expenses for each investment option except for expenses in connection with the Fixed Investment Stable Value Fund, which are borne by the Company. Investment management, marketing, transfer agent and administrative expenses for the Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund investment options under the VNG Hourly Savings Plan are borne by the participants investing in these options. Participating employers bear all other administrative expenses of the Plans and of the General, Alternate, Short-Term and Long-Term Thrift Trusts ("Trusts"). Brokerage and similar charges are included in the participants transaction costs.

     The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company. The Trustees serve without compensation from the Plans or Trusts.


FORFEITURES
-----------

     At June 30, 1998, forfeited nonvested accounts totaled $488,959. These accounts will be used to reduce future employer contributions. Also, for the year ended June 30, 1998, employer contributions were reduced by forfeited nonvested accounts.

NOTE 3 - TAX STATUS OF THE PLANS:

          The Internal Revenue Service has determined that the Plans are designed in accordance with the applicable sections of the IRC and has informed the sponsoring companies of the Plans accordingly by letters dated October 12, 1995, October 18, 1995, October 31, 1995, November 1, 1995, November 3, 1995 and
May 5, 1996. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and tax counsel believe that the Plans are designed and are currently being operated in compliance with the applicable requirements of the IRC.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                     Years Ended June 30, 1998 and 1997


NOTE 4 - UNITS OF PARTICIPATION AND RELATED UNIT VALUE:

     The number of units and unit value of funds held by Diversified Equity and Diversified Funds and common/collective trusts are as follows:

                                   June 30, 1998             June 30, 1997
                              ----------------------     ----------------------
                              Units       Unit Value     Units       Unit Value
                              -----       ----------     -----       ----------
Diversified Equity and
Diversified Funds............ 246,760     $245.24        218,937    $182.38

Common/Collective Trusts:
Conservative Balanced Fund... 217,000     $15.93         146,688    $14.13
Moderate Balanced Fund....... 712,576     $18.34         534,225    $15.94
Growth Balanced Fund......... 667,531     $19.39         460,557    $16.89

NOTE 5 - PLAN AMENDMENTS:

     The System Thrift Plan was amended effective August 13, 1996 to exclude from participation nonresident aliens working outside the United States who are employed by the Company.

The following changes were made to the East Ohio Union Thrift Plan effective January 1, 1998:

     1. Funds in the Alternate Thrift Trust were transferred to the Long-Term Thrift Trust, while funds in the General Thrift Trust were transferred to the Short-Term Thrift Trust.

     2. The Long-Term Thrift Trust offers ten investment choices: five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund continue to be options but were redesignated the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

     3. Contributions can be invested in any one or more of the ten investment options in increments of 1%.

     4. The General Investments Fund under the Alternate Thrift Trust was eliminated. Participants with balances in this Fund were required to reinvest such amounts in the investment options available at that time.

     5. Investment options are valued daily and transfers among options are permitted daily.

     6. Participants pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

     7. Participants pay a $25 loan origination fee.

     8. Participants are able to gradually transfer balances in the CNG Stock Fund to any of the other available investment options.

     9. Participants are permitted to contribute up to 10% of their regular earnings on a pretax basis, subject to applicable IRC limitations.

The following changes were made to the VNG Hourly Savings Plan effective January 1, 1998:

     1. The Plan offers five investment choices: one stock fund, one fixed income fund and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the General Investments Fund continue to be options.

     2. Contributions can be invested in any one or more of the five investment options in increments of 1%.

     3. Transfer among the investment options is permitted monthly.

     4. There are no age or service requirements for participation.

     5. Loans are permitted under the plan and participants pay a $25 loan origination fee.

     6. Participants pay investment management, marketing, transfer agent and administrative expenses for each of the three balanced funds.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST:

     Shares of Company common stock may be purchased directly from the Company or on the open market. During the fiscal year ended June 30, 1998, a total of 20,000 shares at a cost of $1,115,850 were purchased on the open market and 974 shares at a cost of $57,082 were purchased directly from the Company. During the fiscal year ended June 30, 1997, a total of 1,817 shares at a cost of $100,604 were purchased directly from the Company.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                    Years Ended June 30, 1998 and 1997


NOTE 7 - PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - BENEFIT OBLIGATIONS:

     Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                          GENERAL AND SHORT-TERM TRUSTS
                                       ---------------------------------------
                                       JUNE 30, 1998              JUNE 30, 1997
                                       -------------              -------------
Consolidated Natural Gas Company
  Common Stock Fund................     $     --                  $ 8,891
Cash (General Investments and
  Money Market Funds)..............          982                   40,681
                                        --------                  -------
        Funds Combined.............     $    982                  $49,572
                                        ========                  =======

                                             ALTERNATE AND LONG-TERM TRUSTS
                                       ----------------------------------------
                                       JUNE 30, 1998              JUNE 30, 1997
                                       -------------              -------------
Consolidated Natural Gas
  Company Common Stock and
  CNG Stock Funds..................     $212,399                  $  904,342
Diversified Equity and
  Diversified Funds................        8,926                      18,072
Cash (General Investments Fund)....      183,258                     303,465
Fixed Investment Stable Value and
  Fixed Investment Funds...........      468,452                     122,707
Participants' Loan Fund............           --                       8,857
S&P 500 Index Fund.................           15                          60
Small Stock Fund...................           21                         557
International Equity Fund..........        4,630                       1,059
Intermediate Bond Fund.............           --                           9
Conservative Balanced Fund.........           14                          --
Moderate Balanced Fund.............           --                      19,180
Growth Balanced Fund...............        6,940                       1,891
                                        --------                  ----------
      Funds Combined...............     $884,655                  $1,380,199
                                        ========                  ==========

                                                 TOTAL FOR ALL PLANS
                                       ----------------------------------------
                                       JUNE 30, 1998              JUNE 30, 1997
                                       -------------              -------------
Consolidated Natural Gas
  Company Common Stock and
  CNG Stock Funds..................     $212,399                  $  913,233
Diversified Equity and
  Diversified Funds................        8,926                      18,072
Cash ..............................      184,240                     344,146
Fixed Investment Stable Value and
  Fixed Investment Funds...........      468,452                     122,707
Participants' Loan Fund............           --                       8,857
S&P 500 Index Fund.................           15                          60
Small Stock Fund...................           21                         557
International Equity Fund..........        4,630                       1,059
Intermediate Bond Fund.............           --                           9
Conservative Balanced Fund.........           14                          --
Moderate Balanced Fund.............           --                      19,180
Growth Balanced Fund...............        6,940                       1,891
                                        --------                  ----------
      Total for all Plans..........     $885,637                  $1,429,771
                                        ========                  ==========

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONCLUDED)

                     Years Ended June 30, 1998 and 1997

NOTE 9 - INVESTMENTS:

     The following investments represent 5% or more of the combined Plans' net assets available for benefits:

                                        JUNE 30, 1998           JUNE 30, 1997
                                        -------------           -------------
Corporation Common Stock Fund........   $496,037,220            $505,386,048

Insurance Company Contracts:
     Aetna Life Insurance
     Company #010463.................     90,614,143              90,876,701
     Connecticut General Life
     Insurance Company #16355........     59,305,326              55,477,837

NOTE 10 - SUBSEQUENT EVENTS:

     The following changes will be made, effective November 1, 1998, to The Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company for Employees Represented By Local Union No. 308-C, The Utility Workers Union of America, AFL-CIO and The Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company For Employees Represented By Local Union No. 308, The Utility Workers Union of America, AFL-CIO and, effective July 1, 1999, to the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by Allegheny Mountain Gas Workers' Union, the Thrift Plan of the River Gas Division of The East Ohio Gas Company for Employees Represented by Allegheny Mountain Gas Workers' Union and the Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by The Natural Gas Workers Union:

     1. Funds in the Alternate Thrift Trust will be transferred to the Long-Term Thrift Trust, while funds in the General Thrift Trust will be transferred to the Short-Term Thrift Trust.

     2. The Long-Term Thrift Trust will offer ten investment choices: five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund will continue to be options but will be redesignated as the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

     3. Contributions can be invested in any one or more of the ten investment options in increments of 1%.

     4. The General Investments Fund under the Alternate Thrift Trust will be eliminated. Participants with balances in this Fund will be required to reinvest such amounts in the investment options available at that time.

     5. Investment options will be valued daily and transfers among options will be permitted daily.

     6. Participants will pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

     7. Participants will pay a $25 loan origination fee.

     8. Participants will be able to gradually transfer their balances in the CNG Stock Fund to any of the other available investment options.

     9. Participants will be permitted to contribute up to 10% of their regular earnings on a pretax basis, subject to applicable IRC limitations.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1998



GENERAL AND SHORT-TERM THRIFT TRUSTS
                                                                                SHARES, UNITS
                                                      DESCRIPTION                 PRINCIPAL        COST OF              CURRENT
           IDENTITY OF ISSUE                         OF INVESTMENT                 AMOUNT           ASSET                VALUE
           -----------------                         -------------                 ------           -----                -----
Consolidated Natural Gas Company*          Common Stock                               3,219          82,127              189,519
Mellon Bank, N.A.*                         EB Temporary Investment Fund           4,065,832       4,065,832            4,065,832

American Express Credit Corporation        Dated 4/28/98, 5.49%, due 7/01/98        475,000         475,000              475,000
American Express Credit Corporation        Dated 5/01/98, 5.49%, due 7/01/98        175,000         175,000              175,000
American Express Credit Corporation        Dated 5/15/98, 5.50%, due 7/01/98        475,000         475,000              475,000
American Express Credit Corporation        Dated 5/19/98, 5.51%, due 7/20/98        200,000         200,000              200,000
American Express Credit Corporation        Dated 5/26/98, 5.51%, due 7/01/98        515,000         515,000              515,000
American Express Credit Corporation        Dated 6/15/98, 5.51%, due 8/03/98        500,000         500,000              500,000
American Express Credit Corporation        Dated 6/29/98, 6.02%, due 7/01/98        110,000         110,000              110,000

Associates Corp. of North America          Dated 4/29/98, 5.48%, due 7/01/98        440,000         440,000              440,000
Associates Corp. of North America          Dated 6/01/98, 5.54%, due 7/01/98        935,000         935,000              935,000

Prudential Funding Corporation Notes       Dated 4/20/98, 5.48%, due 7/01/98        778,000         778,000              778,000
Prudential Funding Corporation Notes       Dated 6/08/98, 5.48%, due 7/01/98        285,000         285,000              285,000
Prudential Funding Corporation Notes       Dated 6/09/98, 5.51%, due 8/03/98        150,000         150,000              150,000
Prudential Funding Corporation Notes       Dated 6/18/98, 5.49%, due 7/01/98        175,000         175,000              175,000
Prudential Funding Corporation Notes       Dated 6/23/98, 5.58%, due 7/02/98        400,000         400,000              400,000

Loan Fund                                  Participant Loans, Interest 8.5%              --          12,665               12,665

*PARTY IN INTEREST.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1998


                                                                                  SHARES, UNITS
                                                DESCRIPTION                         PRINCIPAL       COST OF           CURRENT
           IDENTITY OF ISSUE                   OF INVESTMENT                         AMOUNT          ASSET             VALUE
           -----------------                   -------------                         ------          -----             -----

ALTERNATE AND LONG-TERM THRIFT TRUSTS


Consolidated Natural Gas Company Stock*     Company Common Stock                   8,422,257       302,976,951      495,847,701

Dominion Resources, Inc.                    Common Stock                              52,595         1,373,578        2,143,253

Abbott Laboratories                         Common Stock                              10,400           374,844          426,400
Air Products & Chemicals, Inc.              Common Stock                              21,100           826,634          844,000
Albertsons Inc.                             Common Stock                              10,100           528,287          523,311
Allstate Corp.                              Common Stock                               7,300           691,499          668,410
Alza Corp.                                  Common Stock                                 600            25,698           25,950
American Home Products Corp.                Common Stock                               1,000            48,427           51,750
American International Group Inc.           Common Stock                               3,862           247,473          563,852
American Online, Inc.                       Common Stock                                 400             9,406           42,050
Amgen Inc.                                  Common Stock                               1,300            72,628           84,987
AMR Corp.                                   Common Stock                               5,600           358,487          466,200
Anadarko Petroleum Corp.                    Common Stock                                 800            38,781           53,750
Associates First Capital Corp.              Common Stock                               5,041           260,884          387,844
AT&T Corp.                                  Common Stock                              14,000           874,768          799,750
Autodesk Inc.                               Common Stock                               4,700           184,752          181,537
Avery Dennison Corp.                        Common Stock                               4,800           163,554          258,000
Avon Products Inc.                          Common Stock                               3,400           274,248          263,289
Baker Hughes Inc.                           Common Stock                               3,800           143,205          131,339
Bankamerica Corp.                           Common Stock                               5,000           269,116          432,500
Bank of New York Co. Inc.                   Common Stock                               3,700           151,881          225,238
Bank One Corp.                              Common Stock                               4,800           272,660          267,902
Becton Dickenson & Co.                      Common Stock                               4,700           207,462          364,838
Bell Atlantic Corp.                         Common Stock                              15,400           679,447          702,625
Bellsouth Corp.                             Common Stock                               4,200           168,001          281,925
Boston Scientific Corp.                     Common Stock                                 200             8,519           14,325
Bristol Myers Squibb Co.                    Common Stock                               8,700           528,887          999,960
British Petroleum PLC                       Common Stock                               4,800           369,828          423,600
British Petroleum PLC                       ADR                                          200            13,858           17,650
Browning-Ferris Industrial  Inc.            Common Stock                                 300            10,918           10,425
Burlington Northern Santa Fe Corp.          Common Stock                               6,900           670,888          677,497
Canadian Pacific LTD                        Common Stock                               5,900           141,823          167,412
Candence Design System Inc.                 Common Stock                               4,500           132,104          140,625
Cardinal Health Inc.                        Common Stock                               9,575           737,722          897,656
Cigna Corp.                                 Common Stock                               4,800           328,890          331,200
Cisco Systems Inc.                          Common Stock                               5,300           344,175          487,933
Citicorp                                    Common Stock                               3,935           473,854          587,299
Clorox Co.                                  Common Stock                                 105             8,782           10,041
Coca-Cola Co.                               Common Stock                                 500            26,683           42,750
Coca-Cola Enterprises, Inc.                 Common Stock                               1,300            18,351           50,862
Colgate-Palmolive Co.                       Common Stock                                 500            22,274           44,000
Comerica Inc.                               Common Stock                               9,500           588,060          628,187

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1998


                                                                                  SHARES, UNITS
                                                DESCRIPTION                         PRINCIPAL       COST OF           CURRENT
           IDENTITY OF ISSUE                   OF INVESTMENT                         AMOUNT          ASSET             VALUE
           -----------------                   -------------                         ------          -----             -----

Computer Associates Int'l Inc.              Common Stock                               5,700           196,494          316,709
Conagra Inc.                                Common Stock                               2,800            67,315           88,726
Dana Corp.                                  Common Stock                               3,700           116,297          197,950
Dayton Hudson Corp.                         Common Stock                               4,900           143,084          237,650
Deere & Co.                                 Common Stock                               2,600           138,310          137,394
Dell Computer Corp.                         Common Stock                                 200            12,997           18,563
Dial Corp.                                  Common Stock                               7,300           125,986          189,347
Dominion Resources Inc.                     Common Stock                               7,500           293,650          305,625
Dresser Industries Inc.                     Common Stock                               9,200           372,860          405,379
Electronic Data Systems Corp.               Common Stock                               4,900           210,575          195,696
El Paso Natural Gas                         Common Stock                               6,600           196,071          252,450
EMC Corp.                                   Common Stock                                 500             8,921           22,406
Equitable Cos Inc.                          Common Stock                               2,000            80,044          149,876
Federal National Mortgage Association       Common Stock                              15,100           847,277          917,325
First Chicago NBD Corp.                     Common Stock                               9,500           905,244          841,937
First Union Corp.                           Common Stock                              13,900           774,523          809,675
Florida Progress Corp.                      Common Stock                              18,800           760,239          773,150
Flowers Industries Inc.                     Common Stock                               8,000           185,896          163,504
Ford Motor Co.                              Common Stock                              17,900           462,516        1,056,100
Fort James Corp.                            Common Stock                               6,700           259,004          298,987
FPL Group Inc.                              Common Stock                               6,300           359,107          396,900
General Electric Co.                        Common Stock                              20,700           675,089        1,881,113
General Motors Corp.                        Common Stock                                 500            19,199           23,562
General Reinsurance Corp.                   Common Stock                               2,600           448,285          659,100
Gillette Co.                                Common Stock                               1,100            43,518           62,562
Glaxo Wellcome PLC                          Common Stock                               3,500           122,975          209,346
Glaxo Wellcome PLC                          ADR                                          300             9,555           17,944
Goodrich (B.F.)                             Common Stock                               3,300           159,494          163,762
GTE Corp.                                   Common Stock                              16,500           849,222          917,812
Guidant Corp.                               Common Stock                               5,200           350,248          370,828
Halliburton Co.                             Common Stock                               5,900           276,943          262,184
Hartford Financial Services Group, Inc.     Common Stock                               8,600           739,554          983,625
Hartford Life Inc.                          Common Stock                                 100             5,696            5,694
Health Management Associates Inc.           Common Stock                               4,100           105,554          137,096
Healthsouth Corp.                           Common Stock                              14,800           351,343          394,982
Hewlett-Packard Co.                         Common Stock                               8,175           480,451          489,478
Home Depot Inc.                             Common Stock                              15,400           561,845        1,279,170
Honeywell Inc.                              Common Stock                               2,200           161,680          183,839
Host Marriott Corp.                         Common Stock                               2,000            26,048           35,625
Intel Corp.                                 Common Stock                              11,400           764,686          845,025
International Business Machines Corp.       Common Stock                               3,900           269,777          447,771
Johnson & Johnson                           Common Stock                               6,500           267,630          481,000
Jones Apparel Group Inc.                    Common Stock                               7,600           182,731          277,879
Lear Corp.                                  Common Stock                                 200             9,905           10,262
Lilly (Eli) & Co.                           Common Stock                               1,300            36,964           86,125
Linear Technology Corp.                     Common Stock                               3,300           206,224          199,033
Liz Claiborne Inc.                          Common Stock                               5,050           246,425          263,862

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1998


                                                                                  SHARES, UNITS
                                                DESCRIPTION                         PRINCIPAL       COST OF           CURRENT
           IDENTITY OF ISSUE                   OF INVESTMENT                         AMOUNT          ASSET             VALUE
           -----------------                   -------------                         ------          -----             -----

Lowes Companies Inc.                        Common Stock                              11,200           225,495          454,305
Lucent Technologies Inc.                    Common Stock                              15,996           603,559        1,330,675
Marsh & McLennan Companies Inc.             Common Stock                              12,750           389,791          770,584
Masco Corp.                                 Common Stock                               4,900           238,043          296,450
Maxim Integrated Products Inc.              Common Stock                               4,600           167,000          145,765
MBNA Corp.                                  Common Stock                               6,100           171,689          201,684
McDonald's Corp.                            Common Stock                                 200            12,376           13,800
Medtronic Inc.                              Common Stock                                 500            16,526           31,875
Merck & Co. Inc.                            Common Stock                               5,900           450,175          789,125
Microsoft Corp.                             Common Stock                              15,000           904,186        1,625,625
Millennium Chemicals Inc.                   Common Stock                               5,000           116,856          169,375
Mobil Corp.                                 Common Stock                               4,700           350,129          360,137
Monsanto Co.                                Common Stock                                 700            40,301           39,112
Montana Power Co.                           Common Stock                               8,600           227,354          298,850
Morgan Stanley Dean Witter Discover & Co.   Common Stock                               9,600           262,518          877,200
Morton International Inc.                   Common Stock                               3,200           112,504           80,000
Mylan Labs Inc.                             Common Stock                               5,600           116,687          169,400
National Service Indus Inc.                 Common Stock                               6,000           305,429          305,250
Nationsbank Corp.                           Common Stock                               1,800           113,658          138,038
New Century Energies Inc.                   Common Stock                               8,100           397,350          368,048
Nextel Communications Inc.                  Common Stock                                 900            15,845           22,388
Nokia Corporation                           ADR                                          500             8,586           36,375
Norfolk Southern Corp.                      Common Stock                               4,200           120,025          125,215
Northern Telecom Ltd.                       Common Stock                               5,100           241,162          289,425
Northrop Grumman Corp.                      Common Stock                               2,000           152,013          206,250
Norwest Corp.                               Common Stock                              16,200           646,326          607,500
Office Depot Inc.                           Common Stock                                 400            12,441           12,625
Ogden Corp.                                 Common Stock                               3,900           107,150          107,983
Oracle Corp.                                Common Stock                               5,900           114,114          144,922
Peoplesoft Inc.                             Common Stock                                 600            24,114           28,200
Pepsico Inc.                                Common Stock                              30,000         1,098,960        1,235,639
Perkin Elmer Corp.                          Common Stock                               2,200           156,575          136,814
Pfizer Inc.                                 Common Stock                               5,875           487,679          638,541
Philip Morris Companies Inc.                Common Stock                              15,200           419,671          598,500
Phillips Petroleum Co.                      Common Stock                              15,000           524,000          722,820
Pitney Bowes Inc.                           Common Stock                              11,400           340,917          548,625
Precision Castparts Corp.                   Common Stock                                 100             5,677            5,338
Procter & Gamble Co.                        Common Stock                              15,475         1,289,454        1,409,199
Quaker Oats Co.                             Common Stock                               4,600           243,838          252,715
Revlon Inc.                                 Common Stock                               2,000            83,985          102,750
Ryder System Inc.                           Common Stock                               5,400           175,151          170,440
SBC Communications Inc.                     Common Stock                               5,100           195,733          204,000
Schering-Plough Corp.                       Common Stock                               3,300           105,590          302,363
Schlumberger Limited                        Common Stock                               4,100           318,376          280,083
Service Corp. Intl                          Common Stock                               5,900           191,228          252,963
SmithKline Beecham PLC                      ADR                                          500            13,659           30,250
Sofamor/Danek Group Inc.                    Common Stock                                 300            19,143           25,969

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1998


                                                                                  SHARES, UNITS
                                                DESCRIPTION                         PRINCIPAL       COST OF           CURRENT
           IDENTITY OF ISSUE                   OF INVESTMENT                         AMOUNT          ASSET             VALUE
           -----------------                   -------------                         ------          -----             -----

Southwest Airlines Co.                      Common Stock                              10,400           250,615          307,455
Staples Inc.                                Common Stock                               5,750           117,700          166,393
State Street Corp.                          Common Stock                               1,900           103,510          132,050
Sun Co. Inc.                                Common Stock                               6,600           276,462          256,166
Sun Microsystems Inc.                       Common Stock                               4,800           199,328          208,502
Sundstrand Corp.                            Common Stock                               2,200           125,253          125,950
Tenet Healthcare Corp.                      Common Stock                               8,100           282,815          253,125
Textron Inc.                                Common Stock                               4,200           246,161          301,090
Tektronix Inc.                              Common Stock                               1,750            68,542           61,906
TJX Companies Inc.                          Common Stock                               8,400           127,183          202,650
Tommy Hilfiger Corp.                        Common Stock                               4,900           211,689          306,250
Travelers Group Inc.                        Common Stock                              17,300           920,556        1,048,813
Travelers Prop Casualty                     Common Stock                               5,600           246,680          240,100
Tyco International Ltd.                     Common Stock                               6,900           362,621          434,700
UAL Corp.                                   Common Stock                               3,200           277,738          249,600
United Healthcare Corp.                     Common Stock                               2,200           142,906          140,114
United Technologies Corp.                   Common Stock                              13,800           906,557        1,276,500
US Bancorp                                  Common Stock                               5,600           218,876          240,800
USA Waste Services Inc.                     Common Stock                               8,300           381,757          409,813
UST, Inc.                                   Common Stock                               3,600           112,653           97,200
USX - Marathon Group                        Common Stock                               4,300           132,200          147,546
Viacom Inc.                                 Common Stock                               3,600           194,968          209,700
Wal-Mart Stores Inc.                        Common Stock                               4,900           124,580          297,675
Warnaco Group Inc.                          Common Stock                               6,400           269,222          271,603
Warner-Lambert Co.                          Common Stock                               1,200            30,422           83,250
Washington Mutual Inc.                      Common Stock                                 600            26,092           26,063
Worldcom Inc.                               Common Stock                               2,000            45,503           96,875
Xerox Corp.                                 Common Stock                               9,615           629,473          977,124
Zeneca Group PLC                            ADR                                          300            13,461           13,163

The Chase Manhattan Bank,  N. A.            Domestic Liquidity Fund                  344,760           344,760          344,760

Mellon Bank, N. A. *                        EB Temporary Investment Fund           8,364,134         8,364,134        8,364,134

Aetna Life Insurance Company                General Asset/Separate Accounts       90,614,143        90,614,143       90,614,143
Connecticut General Life Insurance Company  General Asset Account                 59,305,326        59,305,326       59,305,326
Continental Assurance Company               Separate Account                      43,314,871        43,314,871       43,314,871
John Hancock Mutual Life Insurance Company  General Asset Account                 41,977,453        41,977,453       41,977,453
Pacific Mutual Life Insurance Company       Separate Account                       3,340,926         3,340,926        3,340,926
Metropolitan Life Insurance Company         Separate Account                      48,193,030        48,193,030       48,193,030

American Express Credit Corporation         Dated 6/29/98, 6.02%, due 7/01/98        615,000           615,000          615,000
American Express Credit Corporation         Dated 6/30/98, 5.95%, due 7/02/98      1,120,000         1,120,000        1,120,000
Prudential Funding Corporation              Dated 6/25/98, 5.55%, due 7/20/98        325,000           325,000          325,000
Prudential Funding Corporation              Dated 6/30/98, 5.62%, due 7/14/98        500,000           500,000          500,000

INVESCO Trust Co. Equity Fund               Registered Investment Co. Holdings        62,424         1,339,513        2,475,124

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1998


                                                                                  SHARES, UNITS
                                                       DESCRIPTION                  PRINCIPAL       COST OF           CURRENT
           IDENTITY OF ISSUE                          OF INVESTMENT                  AMOUNT          ASSET             VALUE
           -----------------                          -------------                  ------          -----             -----

MasterWorks S&P 500 Stock Fund              Registered Investment Co. Holdings     1,642,276        31,254,333       39,069,739
Pegasus Mid-Cap Opportunity Fund            Registered Investment Co. Holdings       990,290        19,300,655       20,885,211
PIMCO Total Return Fund                     Registered Investment Co. Holdings       557,606         5,885,906        5,977,538
RCM Growth Equity Fund Inc.                 Registered Investment Co. Holdings        63,160           394,985          452,859
T. Rowe Price International Stock Fund      Registered Investment Co. Holdings       740,803        10,276,384       11,304,651



Capital Guardian Conservative Account       Common/Collective Trust                  217,000         3,185,065        3,456,813
Capital Guardian Moderate Account           Common/Collective Trust                  712,576        10,476,625       13,068,653
Capital Guardian Growth Account             Common/Collective Trust                  667,531        10,451,830       12,943,426

Loan Fund                                   Participant Loans, interest  8.5%           ----         9,732,552        9,732,552

                                                                                 -----------       -----------      -----------
Total                                                                            322,791,566       759,000,414      982,841,442
                                                                                 ===========       ===========      ===========

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

                 SCHEDULE II-SCHEDULE OF REPORTABLE TRANSACTION

                                 JUNE 30, 1998


                                                        NUMBER OF        PURCHASE        SELLING         COST OF         NET
PARTY INVOLVED       DESCRIPTION OF ASSET             TRANSACTIONS        PRICE           PRICE           ASSET       GAIN/(LOSS)
--------------       --------------------             ------------       --------        -------         -------      -----------
Mellon Bank, N.A.    EB Temporary Investment Fund         554           110,938,035                                       0
                                                          647                            114,794,050    114,794,050

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

                SCHEDULE III-SCHEDULE OF NON-EXEMPT TRANSACTIONS

                                  JUNE 30, 1998


                                                  (c)
                                             DESCRIPTION OF                                  (g)                           (j)
                           (b)           TRANSACTIONS INCLUDING                            EXPENSES             (i)     NET GAIN
     (a)             RELATIONSHIP OF     MATURITY DATE, RATE OF     (d)      (e)    (f)    INCURRED     (h)   CURRENT   OR (LOSS)
 IDENTITY OF       PLAN, EMPLOYER, OR   INTEREST, COLLATERAL, PAR PURCHASE SELLING LEASE     WITH     COST OF VALUE OF   ON EACH
PARTY INVOLVED  OTHER PARTY-IN-INTEREST    OR MATURITY VALUE       PRICE    PRICE  RENTAL TRANSACTION  ASSET    ASSET  TRANSACTION
--------------  ----------------------- ------------------------- -------- ------- ------ ----------- ------- -------- -----------
                Plan Sponsor/Employer   Employee contributions    $219,896*  N/A    N/A       N/A       N/A   $219,896    N/A
                                        not timely remitted to
                                        the Plan


* This represents total amount of contributions that have been withheld from employees, but not remitted timely into trust by the plan sponsor.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                      THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                      COMPANY AND ITS PARTICIPATING SUBSIDIARIES

                                               (Name of Plan)

                                      By      Donald W. Borneman
                                         -----------------------------
                                       (DONALD W. BORNEMAN, Trustee)


Dated: January 11, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-77204, 2-97948, 33-40478, 33-44892, 333-18783 and
333-33505) and in the Prospectuses constituting part of the Registration Statements on Form S-3 (Nos. 33-63931, 333-10869 and 333-25347) of Consolidated Natural Gas Company of our report dated January 11, 1999, appearing on page 1 of this Form 11-K.


PricewaterhouseCoopers LLP
Pittsburgh, PA 15219
January 11, 1999